Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103-2921

Tel: 215.963.5000

Fax: 215.963.5001

www.morganlewis.com

James W. McKenzie, Jr.

215-963-5134

jmckenzie@morganlewis.com

December 30, 2004

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 0409

Washington, DC 20549

Attention:	Jeffrey A. Shady
Division of Corporation Finance

Re:	American Financial Realty Trust
Registration Statement on Form S-3
Filed October 7, 2004
Registration No. 333-119602

Dear Mr. Shady:

On behalf of American Financial Realty Trust (“AFR”) we are responding to the comments of the Staff of the Securities and Exchange Commission in Karen Garnett’s letter dated October 20, 2004, to Edward J. Matey Jr. with respect to AFR’s Registration Statement on Form S-3 referred to above (“Registration Statement No. 333-119602”).

In response to your letter, set forth below are your comments in bold followed by our responses to your comments. Where indicated below, changes to the disclosure have been made to Amendment No. 1 to Registration Statement No. 333-119602 which is being filed simultaneously with this response letter.

General

1.	You indicate on page 33 that information about selling shareholders will be set forth in an amendment. Please note that we will not be in a position to declare this registration statement effective until you file an amendment to name the selling shareholders or the class of person who might sell.

Response.

AFR has included the selling securityholder table in Amendment No. 1 to Registration Statement No. 333-119602, which it is filing simultaneously with this response letter. The selling securityholder table currently identifies by name the holders of approximately $365,000,000 aggregate principal amount of 4.375% Convertible Senior Notes Due 2024 (the “Notes”). Approximately $85,000,000 aggregate principal amount of the Notes, of the same class, issued in the same manner and in the same offering as the $365,000,000 of Notes held by the holders identified by name in the table, are also outstanding and, although the holders thereof have not been identified by name in the table, these Notes are held by the same class of person as the Notes held by the holders who are named in the table. Upon receipt of selling securityholder questionnaires from the holders of these Notes, AFR will name these holders in a post-effective filing.

2.	We note your statement on page 59 indicates the discussion of tax considerations associated with your election to be treated as a REIT can be found in your registration statement filed

Jeffrey A. Shady

Securities and Exchange Commission

December 30, 2004

with the SEC on September 10, 2004. Please note that Rule 411 of Regulation C restricts incorporation by reference of documents that incorporate by reference other information. Please revise your disclosure accordingly. Further, please delete the penultimate paragraph on page i that states you incorporate by reference the information under the heading “Federal Income Tax Consideration” from the registration statement filed with the SEC on September 10, 2004.

Response.

On September 10, 2004, AFR filed three registration statements, one of which, Registration Statement No. 333-118918, is incorporated by reference into Registration Statement No. 333-119602 that is the subject of this response letter. AFR understands that Rule 411 of Regulation C restricts incorporation by reference of documents that incorporate by reference other information. However, Registration Statement No. 333-118918 sets forth the “Federal Income Tax Considerations” section in its entirety and does not itself incorporate by reference other information. Conversely, Registration Statement No. 333-118917, which AFR also filed on September 10, 2004, did incorporate by reference the “Federal Income Tax Considerations” section of Registration Statement No. 333-118918.

If you have any questions, please feel free to contact me at (215) 963-5134 or Nathan D. Marinoff at (215) 963-5227.

Very truly yours,

/s/ JAMES W. MCKENZIE, JR.

James W. McKenzie, Jr.

JWM

enclosures

cc:	Karen Garnett
Edward J. Matey Jr.
Daniel Kim
Judy Stillman
Michele Sullivan